UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                   No                X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                   No                X

2Q23 Results July 28, 2023

2Q23 Results 2 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

2Q23 Results 3

BBVA reports another **very strong quarter**

RECURRENT NET ATTRIBUTABLE PROFIT[1]
(CURRENT €M)


+11%
+10%
1,834
1,846
2,032
MERLIN TRANSACTION
1,633
REPORTED
2Q22
1Q23
2Q23

EPS (€)[1]	0.29	0.30	0.33

CET1 FULLY LOADED
(%)


12.99%
Target Range
11.5%-12.0%
SREP Requirement
8.76%
Jun-23

NOTE: In the presentation, 2022 figures have been restated according to IFRS17 - Insurance contracts. (1) Net attributable profit and Earnings per Share (EPS) excluding non-recurring results (the negative impact of 201M€ due to the agreement reached with Merlin for the purchase of 662 branches in Spain in 2Q22). EPS calculated considering the number of shares, after the executed share buybacks and excluding the average treasury stock. EPS according to IAS33 would be: 0.24€ in 2Q22, 0.29€ in 1Q23, 0.33€ in 2Q23.

2Q23 Results    4 Outstanding shareholder value creation and profitability metrics TBV + DIVIDENDS PROFITABILITY METRICS3 (€ / SHARE1) (%) TBV / share Dividends / share +15 ROTE % +2.3% 8.08 8.27 7.19 0.432 0.432 ROE 7.65 7.84 6M22 2022 6M23 Jun-22 Mar-23 Jun-23 (1) Total number of shares considered: 6,020mn as of June-22, 5,955mn as of Mar-23 and 5,963mn as of Jun-23. (2) October 2022 dividend per share paid 0.12 € (gross) and April 2023 dividend per share paid 0.31 € (gross). (3) Profitability metrics excluding discontinued operations and non-recurring results.

2Q23 Results    5 2Q23 Profit & Loss Change Change 2Q23/2Q22 2Q23/1Q23 BBVA Group (€M) 2Q23 % constant % % constant % Net Interest Income 5,768 37.5 25.5 9.4 2.2 Net Fees and Commissions 1,470 11.2 4.1 7.9 2.1 Net Trading Income 334 -12.5 -35.2 3.2 -23.7 Other Income & Expenses1 -383 -58.7 -23.7 -58.2 -31.8 Gross Income 7,189 38.8 19.4 15.6 3.3 Operating Expenses -2,922 20.1 11.6 3.8 -3.1 Operating Income 4,267 54.6 25.4 25.0 8.3 Impairment on Financial Assets -1,025 47.5 45.6 8.8 5.9 Provisions and Other Gains and Losses -65 19.2 -3.0 127.8 117.3 Income Before Tax 3,178 57.8 20.7 29.7 7.9 Income Tax -1,028 92.4 51.3 26.2 8.3 Non-controlling Interest -118 n.s. n.s. n.s. n.s. Net Attributable Profit (ex non-recurring impacts)2 2,032 35.3 10.8 30.5 10.0 Net Attributable Profit (reported) 2,032 54.4 24.4 30.5 10.0 (1) Extraordinary banking tax in Spain (-225 M€) is registered under 1Q23 Other Income & Expenses. (2) Non-recurring results include the negative impact of 201M€ due to the agreement reached with Merlin for the purchase of 662 branches in Spain in 2Q22

2Q23 Results    6 6M23 Profit & Loss Change 6M23/6M22 BBVA Group (€M) 6M23 % constant % Net Interest Income 11,410 39.2 33.6 Net Fees and Commissions 2,909 12.9 9.4 Net Trading Income 773 -18.8 -29.5 Other Income & Expenses1 -944 -25.2 7.8 Gross Income 14,148 35.2 23.9 Operating Expenses -5,938 21.6 18.2 Operating Income 8,209 47.1 28.4 Impairment on Financial Assets -1,993 38.2 38.3 Provisions and Other Gains and Losses -94 20.6 0.4 Income Before Tax 6,122 50.8 26.0 Income Tax -1,978 43.6 25.0 Non-controlling Interest -266 n.s. n.s. Net Attributable Profit (ex non-recurring impacts)2 3,878 35.0 22.8 Net Attributable Profit (reported) 3,878 45.2 31.1 (1) Extraordinary banking tax in Spain (-225 M€) is registered under 1Q23 Other Income & Expenses. (2) Non-recurring results include the negative impact of 201M€ due to the agreement reached with Merlin for the purchase of 662 branches in Spain in 2Q22

2Q23 Results 7

Excellent revenue growth following a remarkable trend

NET INTEREST INCOME
(CONSTANT €M)


+38%
+9.4%
4,335
4,912
5,472
5,448
5,961
2Q22
3Q22
4Q22
1Q23
2Q23

Outstanding NII growth driven by activity and customer spread improvement

NET FEES AND COMMISSIONS
(CONSTANT €M)


+11%
+7.9%
1,358
1,334
1,365
1,399
1,510
2Q22
3Q22
4Q22
1Q23
2Q23

Sound fee income levered on Payments, Asset Management and transactional business

NET TRADING INCOME
(CONSTANT €M)


-13%
+3.2%
448
502
292
380
392
2Q22
3Q22
4Q22
1Q23
2Q23

NTI driven by the evolution of Global Markets and FX hedges

GROSS INCOME
(CONSTANT €M)


+39%
+15.6%
5,467
6,350
6,722
6,562
7,585
2Q22
3Q22
4Q22
1Q23
2Q23

Strong quarterly and year-over-year performance thanks to core revenues growth

2Q23 Results 8

Core revenues growth levered on **activity and improving customer spreads**


LOAN GROWTH
(YOY, CONSTANT €)
CUSTOMER SPREAD
(%)
NET INTEREST INCOME
(YOY, CONSTANT €)
NET FEES AND COMMISSIONS
(YOY, CONSTANT €)
SPAIN
+5.7%
Consumer + Credit Cards
+5.0%
Mid-sized companies
1.72
2.75
3.12
2Q22
1Q23
2Q23
+51%
+15.0%
902
1,183
1,360
2Q22
1Q23
2Q23
-3%
+4.0%
574
536
557
2Q22
1Q23
2Q23
MEXICO
+18.9%
Consumer + Credit Cards
+20.8%
SMEs
10.59
11.72
11.93
2Q22
1Q23
2Q23
+24%
-0.7%
2,113
2,641
2,622
2Q22
1Q23
2Q23
+20%
+6.6%
438
492
525
2Q22
1Q23
2Q23

Note: Performing loans under management excluding repos according to local GAAP. Mexico customer spread is for blended currency (MXN and USD)

2Q23 Results    9 Positive jaws and strong improvement in efficiency POSITIVE JAWS EFFICIENCY RATIO (6M23 YOY, CONSTANT €) (COST-TO-INCOME, % CONSTANT €) FOOTPRINT INFLATION1 19.1% 12M AVERAGE +35.2% +21.6% Gross Operating Income Expenses 6M22 6M23 (1) Weighted by operating expenses and excluding Venezuela.

2Q23 Results 10 Stable asset quality and within guidance FINANCIAL ASSETS IMPAIRMENTS NPL (CONSTANT €M) (€BN) 2Q22 3Q22 4Q22 1Q23 2Q23 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 COST OF RISK NPL & COVERAGE RATIOS (%, YTD) (%) COVERAGE 2019 at 1.04% NPL Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23

2Q23 Results 11

New share buy-back program levered in our solid capital position


CET1 FULLY-LOADED
(%, BPS)
CET1
PRO-FORMA[3]
12.67%
13.13%
+58 bps
-31 bps
-26 bps
-15 bps
12.99%
Target Range
11.5%-12.0%
SREP Requirement[2]
8.76%
Mar -23
Results
Dividend accrual & AT1 coupons
RWAs (constant €)
Others[1]
Jun -23

2023 EXTRAORDINARY SHARE BUY-BACK PROGRAM[4]

€ 1.0 BN equivalent to c. 2.3% of market cap[5]

(1) Includes, among others, FX and mark to market of HTC&S portfolios, minority interests and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results. (2) Includes the update of the CCyB calculated on the basis of exposures as of June 2023. (3) Pro-forma CET1 Ratio including the extraordinary share buy-back program. (4) Subject to prior supervisory authorisation and final internal approval. The execution of the €1.0 Bn share buyback program scheme would be considered an extraordinary shareholder distribution and therefore would not be included in the scope of the ordinary distribution policy. Specific terms and conditions to be communicated before its execution. (5) At a share price of €7.22.

2Q23 Results    12 Excellent customer acquisition driven by digital NEW CUSTOMERS1 (BBVA GROUP, MILLION; % ACQUISITION THROUGH DIGITAL CHANNELS) DIGITAL 65% TOTAL 11% DIGITAL 6M18 6M19 6M20 6M21 6M22 6M23 (1) Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC for comparison purposes.

2Q23 Results    13 Advancing in our clear commitment to sustainability SUSTAINABLE BUSINESS (€ Bn) New target BY CLIENT (2022) 300 €Bn YoY growth €33Bn +30% €19 Bn Revised target channeled in 2Q23 (2021) € €5.1Bn Retail +78% 26Bn €169 Bn 200 €Bn Channeled since 2018 €2.9Bn €4,7Bn €10.4Bn Enterprises +121% Initial target (2018) 100 €Bn €18.0Bn €17.8Bn CIB -1% 2018 2019 2020 2021 2022 2023 2024 2025 6M22 6M23 Note: Sustainable business channeling is considered to be the mobilization of financial flows, cumulatively, towards activities or clients considered sustainable, based on internal criteria, market criteria and best practices.

2Q23 Results    14 We have a positive impact on society BBVA GROUP LOAN GROWTH1 (Jun-23, YOY, CONSTANT €) +8.4% INCLUSIVE GROWTH FINANCING 7.4 €Bn 70,000 263,000 70,000 MOBILIZED IN 6M23 FAMILIES BOUGHT SMEs AND LARGER THEIR HOME2 SELF—EMPLOYED CORPORATES BOOSTED THEIR INVESTED IN BUSINESS2 GROWTH3 (1) Performing loans under management excluding repos.    (2) New loans in 6M23. (3) Corporates with BBVA lending as of June 2023

2Q23 Results    15 We expect strong performance in our ambitious long-term goals COST-TO-INCOME ROTE1 TBV + DIVIDENDS (%) (%, ANNUALIZED) (€/SHARE, %) YoY CAGR HIGH 2021-6M23 TEENS 19.3 MID TEENS 15.1 CAGR SLIGHT IMPROVEMENT 2021-24 CAGR NEW TARGET CUSTOMERS2 SUSTAINABLE BUSINESS (MILLION CUMULATIVE) (€ BILLION, CUMULATIVE SINCE 2018) 40%-50% IMPROVEMENT IN ORIGINAL GOAL LINE ACTUAL EXPECTED PERFORMANCE Revised original OF INDICATORS Original target (1) Excluding discontinued operations and non-recurring results (2) Target customers refers to those customers in which the bank wants to grow and retain, as they are considered valuable due to their assets, liabilities and/or transactionality with BBVA.

Business Areas

2Q23 Results 17

Spain

PROFIT & LOSS (€M)

	2Q23	Δ (%) vs. 2Q22	Δ (%) vs. 1Q23	6M23	Δ (%) vs. 6M22
Net Interest Income	1,360	50.9	15.0	2,544	44.7
Net Fees and Commissions	557	-2.9	4.0	1,093	-1.5
Net Trading Income	98	-0.2	-18.1	218	-24.4
Other Income & Expenses	-112	-37.2	0.0	-224	112.1
Gross Income	**1,903**	**36.5**	**10.3**	**3,630**	**19.0**
Operating Expenses	-764	6.7	1.5	-1,517	6.4
Operating Income	**1,139**	**67.9**	**17.0**	**2,113**	**30.1**
Impairment on Financial Assets	-127	22.3	11.6	-240	24.4
Provisions and Other Gains and Losses	-43	n.s.	n.s	-51	89.9
Income Before Tax	**970**	**71.0**	**13.9**	**1,821**	**29.7**
Income Tax	-279	73.0	-9.9	-589	47.4
Net Attributable Profit (ex non-recurring impacts)	**690**	**70.5**	**27.6**	**1,231**	**22.8**
Discontinued operations and non-recurring results	-	n.s	n.s	-	n.s
Net Attributable Profit (reported)	**690**	**239.1**	**27.6**	**1,231**	**53.6**

ACTIVITY (JUN-23)



€Bn
YoY
170.7
-1.4%
Mortgages
65.9
-4.0%
Consumer + Credit Cards
16.7
+5.7%
Very small businesses
15.4
-3.2%
Mid-size companies
22.7
+5.0%
Corporate + CIB
24.9
-1.0%
Public sector
16.0
+7.2%
Others
9.2
-17.9%
Lending[1]
€Bn
YoY
305.9
+2.7%
Demand Deposits
189.1
-2.7%
Time Deposits
24.0
+42.3%
Off-BS Funds
92.8
+6.9%
Cust.Funds[1]

(1) Performing loans and Cust.Funds under management, excluding repos.

KEY RATIOS

CUSTOMER SPREAD (%)



Yield on loans
1.74
3.11
3.64
Customer spread
1.72
2.75
3.12
Cost of deposits
0.03
0.37
0.53
2Q22
1Q23
2Q23

ASSET QUALITY RATIOS (%)



Coverage
61
59
57
NPL Ratio
4.04
3.89
4.04
CoR (YtD)
0.20
0.27
0.27
2Q22
1Q23
2Q23

- **Loan growth in consumer and mid-sized companies** levered on sound new loan origination.
- Deposits remain broadly flat in the quarter maintaining a **sound deposit mix.**
- **Strong core revenues** growth (+11.6% QoQ): higher NII driven by an improved customer spread (+37 bps QoQ) and fees (+4% QoQ).
- **Efficiency** continues to improve to 41.8% (6M23).
- **Asset Quality** metrics within expectations. **CoR remains stable** at 27 bps YtD.

2Q23 Results 18

Mexico

PROFIT & LOSS (CONSTANT €M)

	2Q23	Δ Constant (%) vs. 2Q22	Δ Constant (%) vs. 1Q23	6M23	Δ Current (%) vs. 6M22	Δ Constant (%) vs. 6M22
Net Interest Income	2,622	24.1	-0.7	5,264	42.8	26.6
Net Fees and Commissions	525	19.8	6.6	1,017	36.5	21.0
Net Trading Income	163	9.4	7.4	315	38.4	22.7
Other Income & Expenses	91	-22.5	4.4	178	15.6	2.5
Gross Income	**3,401**	**20.7**	**0.8**	**6,774**	**40.7**	**24.8**
Operating Expenses	-1,049	19.1	4.0	-2,057	32.4	17.4
Operating Income	**2,352**	**21.5**	**-0.5**	**4,717**	**44.7**	**28.3**
Impairment on Financial Assets	-576	37.7	2.7	-1,136	41.1	25.1
Provisions and Other Gains and Losses	6	n.s.	n.s.	5	n.s.	n.s.
Income Before Tax	**1,782**	**18.0**	**-1.2**	**3,585**	**46.6**	**30.0**
Income Tax	-477	16.9	-3.1	-970	46.2	29.6
Net Attributable Profit (reported)	**1,304**	**18.5**	**-0.5**	**2,614**	**46.8**	**30.1**

ACTIVITY (JUN-23) (CONSTANT €)


€Bn
84.3
YoY
+11.1%
Mortgages
17.0
+9.2%
Consumer
12.7
+16.8%
Credit Cards
8.3
+22.2%
SMEs
5.7
+20.8%
Other Commercial
33.7
+7.0%
Public sector
6.8
+7.4%
Lending[1]
€Bn
132.3
YoY
+7.3%
Demand Deposits
69.9
+1.5%
Time Deposits
12.7
+0.3%
Off-BS Funds
49.7
+19.1%
Cust.Funds[1]

(1) Performing loans and Cust.Funds under management, excluding repos, according to local GAAP.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans
11.99
14.01
14.33
Customer spread
10.59
11.72
11.93
Cost of deposits
1.40
2.29
2.40
2Q22
1Q23
2Q23

ASSET QUALITY RATIOS (%)


Coverage
119
137
129
NPL Ratio
2.83
2.33
2.47
CoR (YtD)
2.59
2.88
2.86
2Q22
1Q23
2Q23

- Solid **loan growth** in the quarter (+2.1% QoQ), **c.+5% in the most profitable segments** (consumer, credit cards & SMEs).
- **Strong YoY NII growth** (+26.6% vs 6M22). Sound NII underlying trends: activity dynamism, more profitable lending mix and customer spread improvement. QoQ evolution affected by higher wholesale funding costs.
- **Good performance in Fees** (+6.6% QoQ), highlighting the increased contribution from Asset Management, Insurance and CIB fees.
- **Efficiency ratio** at 30.4% 6M23.
- **Sound asset quality metrics.** CoR flat at 286 bps YtD.

2Q23 Results    19 Turkey PROFIT & LOSS (CURRENT €M) ACTIVITY (JUN-23) Î” Current (%) Î” Current (%) (CONSTANT €; BANK ONLY) YoY1 €Bn 2Q23 vs 2Q22 vs 1Q23 6M23 vs. 6M22 FC -22.3% Net Interest Income 354 -46.5 -43.5 980 -15.0 Net Fees and Commissions 113 -31.6 -34.2 285 -5.6 -60.8% €Bn YoY1 Time Net Trading Income 171 -22.5 -23.7 394 -0.2 Other Income & Expenses 40 -119.0 -118.2 -180 -65.0 Demand -2.2% Of which: FC -7.4% +151.4%    Net Monetary Position (NMP) loss -53 -93.4 -92.0 -726 -56.9 TL TL +68.5%    CPI linkers revenues 58 -89.7 -86.4 489 -56.8 Gross Income 678 -18.9 -15.5 1,480 10.8 Commercial +42.1% Operating Expenses -192 -25.8 -51.8 -591 18.9 1 Time +177. % Operating Income 485 -15.8 20.4 888 6.0 Impairment on Financial Assets 5 -106.5 -108.3 -55 -68.2 Retail +94.5% Provisions and Other Gains and Losses -31 32.2 90.3 -47 37.5 Demand +85.3 % Income Before Tax 460 -3.8 40.4 787 24.3 Lending2 Cust.Funds2 Income Tax -165 -49.3 n.s. -170 -73.1 Non-controlling Interest -46 193.6 1.6 -92 n.s. (1) FC evolution excluding FX impact. Net Attributable Profit (reported) 248 83.4 -10.5 525 n.s. (2) Performing loans and deposits under management, excluding repos, according to local GAAP. Note: 2Q23 figures include the re-expression of all P&L headings according to the end of period FX and inflation rate. KEY RATIOS CUSTOMER SPREAD (%) ASSET QUALITY RATIOS (%) â–° TL Loan growth, driven by short term and transactional lending. FC loans continue to decline. â–° Customer spread in TL affected by an increased competition for FC Coverage TL deposits.    â–° Excluding FX impact, strong performance in Fees, -mainly from payment services and Asset Management-, and NTI. NPL Ratio â–° Asset quality metrics, supported by sound underlying trends: low NPL entries and high repayments. TL â–° 6M23 NAP comparison YoY positively affected by a less negative hyperinflation adjustment and a change in the tax law allowing CoR the fiscal revaluation of real estate assets. (YtD) 2Q22 1Q23 2Q23 2Q22 1Q23 2Q23 Note: Quarterly inflation rate: 6.4% in 2Q23 vs 12.5% in 1Q23 (reaching 19.8% in 1H23 vs 42.4% in 1H22).

2Q23 Results 20

South America

NET ATTRIBUTABLE PROFIT

(CONSTANT €M)

	2Q23	Δ Constant (%) vs. 2Q22	Δ Constant (%) vs. 1Q23	6M23	Δ Current (%) vs. 6M22	Δ Constant (%) vs. 6M22
Colombia	53	-22.1	27.8	95	-37.7	-27.8
Peru	53	-19.2	-7.3	111	-5.4	-6.9
Argentina	76	n.s.	n.s.	100	-0.5	n.s.
Other [1]	26	-5.1	-21.3	60	29.6	23.9
South America	209	11.0	32.4	367	-12.2	22.6

Note: Venezuela in current €m.
(1) Other includes BBVA Forum, Venezuela, Uruguay and Bolivia.

ACTIVITY (JUN-23)

(CONSTANT €)


€Bn
YoY
41.5
+11.2%
Colombia 15.5 +12.6%
Peru 17.4 -0.4%
Argentina 3.9 +106.4%
Other 4.7 +12.6%
Lending1
€Bn
YoY
49.0
-9.5%
Colombia 17.3 +4.7%
Peru 18.3 +4.5%
Argentina 9.5 +114.0%
Other 3.9 -75.2%
Cust.Funds1

(1) Performing loans and Cust.Funds under management, excluding repos.

KEY RATIOS

CUSTOMER SPREAD (%) COST OF RISK (YTD, %)


5.76
4.03
4.29
1.53
1.74
1.86
5.72
6.23
6.46
0.84
2.11
2.33
13.67
18.70
14.74
2.16
4.00
4.13
2Q22
1Q23
2Q23
2Q22
1Q23
2Q23

- **Colombia:** sound loan growth (+2.3% QoQ) driven by Commercial segments and Consumer and Credit Cards in the retail segments. **NII supported by activity growth** and an **increased customer spread** (+26 bps QoQ). CoR within expectations.
- **Peru:** NAP supported by sound NII growth (+3.5% QoQ) driven by dynamism in retail portfolios (+2.7% QoQ) and higher customer spread (+23 bps). CoR driven by provisioning needs from the retail segments.
- **Argentina:** NAP backed by strong NII, higher Fees and NTI. Hyperinflation adjustment broadly stable in the quarter.

2Q23 Results    21 Takeaways BBVA delivered another very strong quarter Excellent core revenues evolution on the back of activity growth and higher spreads Delivering exceptional value creation for all our stakeholders: shareholders, clients, employees and society at large Continuous progress in the execution of our strategy focused on digitization, innovation and sustainability We expect clear over-performance with respect to our ambitious long-term goals

Annex 01 Net Attributable Profit 08 CET1 Sensitivity to market evolution impacts 02 Gross Income breakdown 09 CET1 YTD evolution & RWAs by business area 03 P&L Accounts by business 10 Book Value of the main unit subsidiaries 04 Customer spread by country 11 TBV per share & dividends evolution 05 Stages breakdown by 12 MREL business area 06 Exposure to Covid-related loans 13 Digital metrics and Commercial Real Estate 07 ALCO portfolio, NII sensitivity and LCRs & NSFRs

01 Net Attributable Profit evolution

2Q23 Results    24 Business Areas Contribution to Group’s NAP 2Q23 yoy growth NET ATTRIBUTABLE PROFIT1 (BUSINESS AREAS CONTRIBUTION TO 2Q23 YOY GROWTH; CURRENT €M) +11% 2Q22 Spain Mexico Turkey South Rest of Corporate 2Q23 America Business Center NAP 2Q23 (€M) 690 1,330 248 183 121 -540 NAP growth (YoY) +70% +32% +83% -29% n.s. n.s. (1) Net attributable profit excluding the negative impact of 201€M due to the agreement reached with Merlin for the purchase of 662 branches in Spain in 2Q22.

2Q23 Results    25 Business Areas Contribution to Group’s NAP 6M23 yoy growth NET ATTRIBUTABLE PROFIT1 (BUSINESS AREAS CONTRIBUTION TO 6M23 YOY GROWTH; CURRENT €M) +23% 6M22 Spain Mexico Turkey South Rest of Corporate 6M23 America Business Center NAP 6M23 (€M) 1.231 2,614 525 367 212 -1.072 NAP growth (YoY) +23% +47% n.s. -12% +66% n.s. (1) Net attributable profit excluding the negative impact of 201M€ due to the agreement reached with Merlin for the purchase of 662 branches in Spain in 2Q22.

02 Gross Income breakdown

2Q23 Results    27 Gross Income breakdown 6M23 (€M, %) Rest of business 566 €M Spain South America 4% 3,630€M 2,415 €M 16% 24% Turkey 10% 1,480 €M 46% Mexico 6,774 €M Note: Figures exclude Corporate Center.

03 P&L Accounts by business unit Rest of Corporate Turkey Argentina Colombia Peru Business Center (hyperinflation (hyperinflation adjustment) adjustment)

2Q23 Results    29 Rest of Business—Profit & Loss PROFIT & LOSS (€M) Î” (%) Î” (%) 2Q23 vs 2Q22 vs 1Q23 6M23 vs 6M22 Net Interest Income 146 83.8 28.9 260 67.5 Net Fees and Commissions 64 -2.7 -7.1 132 8.9 Net Trading Income 96 172.1 25.1 173 67.3 Other Income & Expenses -1 n.s. n.s. 0 -90.9 Gross Income 306 68.3 17.7 565 47.3 Operating Expenses -139 17.2 1.0 -277 18.6 Operating Income 166 165.2 36.5 288 92.0 Impairment on Financial Assets -5 -39.2 -75.2 -23 n.s. Provisions and Other Gains and Losses -1 n.s. n.s. 6 -47.8 Income Before Tax 161 178.5 45.2 272 67.4 Income Tax -40 256.9 107.8 -59 72.7 Net Attributable Profit 121 159.7 32.0 212 66.0

2Q23 Results 30 Corporate Center—Profit & Loss PROFIT & LOSS (€M) Î” (%) Î” (%) 2Q23 vs 2Q22 vs 1Q23 6M23 vs 6M22 Net Interest Income -80 204.4 33.0 -140 120.0 Net Fees and Commissions -26 61.1 n.s. -30 48.9 Net Trading Income -337 n.s. 30.7 -595 n.s. Other Income & Expenses 38 -33.9 234.0 50 -15.2 Gross Income -405 n.s. 30.2 -716 n.s. Operating Expenses -208 1.8 1.4 -414 5.5 Operating Income -613 125.3 18.7 -1,129 109.7 Impairment on Financial Assets 0 n.s. n.s. 0 -90.2 Provisions and Other Gains and Losses 9 n.s. n.s. 6 14.1 Income Before Tax -605 118.0 16.5 -1,123 111.0 Income Tax 48 -80.6 n.s. 39 -86.7 Non-controlling Interest 16 13.1 n.s. 13 58.5 Net Attributable Profit -540 n.s. 1.7 -1,072 n.s.

2Q23 Results 31 Turkey—hyperinflation adjustment PROFIT & LOSS (€M) 6M23 6M23 Hyperinflation (reported) (1) adjustment (2) Ex.Hyperinflation Net Interest Income 980 -206 1,186 Net Fees and Commissions 285 -66 351 Net Trading Income 394 -94 489 Other Income & Expenses -180 -878 698 Gross Income 1,480 -1,244 2,723 Operating Expenses -591 97 -688 Operating Income 888 -1,147 2,035 Impairment on Financial Assets -55 16 -70 Provisions and Other Gains and Losses -47 19 -65 Income Before Tax 787 -1,113 1,900 Income Tax -170 285 -456 Non-controlling Interest -92 118 -209 Net Attributable Profit 525 -710 1,235 (1) 6M23 reported figures calculated according to end of period FX. (2) Includes (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average.

2Q23 Results 32 Argentina—hyperinflation adjustment PROFIT & LOSS (€M) 6M23 6M23 Hyperinflation (reported) (1) adjustment (2) Ex.Hyperinflation Net Interest Income 1,300 -38 1,338 Net Fees and Commissions 137 -11 148 Net Trading Income 94 -8 102 Other Income & Expenses -726 -566 -160 Gross Income 805 -623 1,427 Operating Expenses -421 -6 -415 Operating Income 383 -629 1,012 Impairment on Financial Assets -139 7 -146 Provisions and Other Gains and Losses -17 1 -18 Income Before Tax 227 -621 848 Income Tax -81 214 -295 Non-controlling Interest -46 136 -182 Net Attributable Profit 100 -272 372 (1) 6M23 reported figures calculated according to end of period FX. (2) Includes (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average.

2Q23 Results 33 Colombia—Profit & Loss PROFIT & LOSS (€M CONSTANT) Î” (%) Î” (%) 2Q23 vs 2Q22 vs 1Q23 6M23 vs 6M22 Net Interest Income 173 -10.3 -1.5 349 -8.3 Net Fees and Commissions 30 33.7 22.0 55 22.7 Net Trading Income 26 12.0 -23.6 59 34.3 Other Income & Expenses -3 150.1 n.s. -1 33.8 Gross Income 226 -4.7 -4.2 463 -1.4 Operating Expenses -99 19.0 -9.6 -208 29.0 Operating Income 127 -17.5 0.5 254 -17.4 Impairment on Financial Assets -73 58.7 17.6 -135 42.3 Provisions and Other Gains and Losses 8 n.s. n.s. 7 n.s. Income Before Tax 62 -40.9 -1.4 126 -39.7 Income Tax -11 -69.7 -53.6 -33 -53.7 Non-controlling Interest 2 n.s. 23.1 3 n.s. Net Attributable Profit 53 -22.1 27.8 95 -27.8

2Q23 Results 34 Peru—Profit & Loss PROFIT & LOSS (€M CONSTANT) Î” (%) Î” (%) 2Q23 vs 2Q22 vs 1Q23 6M23 vs 6M22 Net Interest Income 317 22.4 3.5 624 27.6 Net Fees and Commissions 74 -1.1 -0.3 148 4.5 Net Trading Income 45 10.7 -5.2 93 22.7 Other Income & Expenses -9 3.1 -31.3 -22 25.1 Gross Income 427 16.8 2.9 842 22.4 Operating Expenses -154 19.1 -0.8 -309 21.4 Operating Income 274 15.5 5.2 534 23.0 Impairment on Financial Assets -114 165.4 23.3 -207 174.4 Provisions and Other Gains and Losses -1 -85.6 n.s. 1 n.s. Income Before Tax 158 -14.9 -6.8 327 -3.9 Income Tax -41 -18.2 -12.7 -88 -2.0 Non-controlling Interest -64 -8.4 -2.1 -129 -2.4 Net Attributable Profit 53 -19.2 -7.3 111 -6.9

04 Customer Spread by country

2Q23 Results 36 Customer spreads: quarterly evolution AVERAGE 2Q22 3Q22 4Q22 1Q23 2Q23 2Q22 3Q22 4Q22 1Q23 2Q23 Spain 1.72% 1.85% 2.21% 2.75% 3.12% Turkey TL 6.65% 9.00% 7.19% 3.92% 0.81% Yield on Loans 1.74% 1.93% 2.42% 3.11% 3.64% Yield on Loans 18.60% 20.92% 18.67% 16.84% 16.50% Cost of Deposits -0.03% -0.08% -0.21% -0.37% -0.53% Cost of Deposits -11.95% -11.92% -11.49% -12.92% -15.69% Mexico MXN 11.63% 11.92% 12.16% 12.56% 12.72% Turkey FC1 5.71% 6.51% 7.49% 8.27% 8.78% Yield on Loans 13.31% 13.94% 14.56% 15.21% 15.47% Yield on Loans 6.02% 7.10% 7.98% 8.58% 9.07% Cost of Deposits -1.67% -2.03% -2.40% -2.65% -2.75% Cost of Deposits -0.30% -0.59% -0.49% -0.31% -0.29% Mexico FC1 3.34% 4.20% 5.30% 5.96% 6.24% Argentina 13.67% 13.70% 15.13% 18.70% 14.74% Yield on Loans 3.38% 4.32% 5.50% 6.21% 6.62% Yield on Loans 33.13% 38.98% 45.83% 49.97% 54.42% Cost of Deposits -0.05% -0.12% -0.19% -0.26% -0.38% Cost of Deposits -19.46% -25.28% -30.69% -31.27% -39.67% Colombia 5.76% 5.24% 4.80% 4.03% 4.29% Yield on Loans 9.63% 10.61% 11.86% 12.76% 13.48% Cost of Deposits -3.87% -5.37% -7.06% -8.74% -9.19% Peru 5.72% 5.89% 6.16% 6.23% 6.46% Yield on Loans 6.48% 7.12% 7.85% 8.38% 8.82% Cost of Deposits -0.76% -1.23% -1.69% -2.15% -2.37% (1) FC: Foreign Currency.

2Q23 Results 37 Customer spreads: YtD evolution AVERAGE 6M22 6M23 6M22 6M23 Spain 1.71% 2.93% Turkey TL 6.01% 2.16% Yield on Loans 1.73% 3.38% Yield on Loans 18.22% 16.66% Cost of Deposits -0.02% -0.45% Cost of Deposits -12.21% -14.49% Mexico MXN 11.51% 12.64% Turkey FC1 5.38% 8.55% Yield on Loans 13.06% 15.34% Yield on Loans 5.63% 8.85% Cost of Deposits -1.55% -2.70% Cost of Deposits -0.25% -0.30% Mexico FC1 3.14% 6.10% Argentina 14.18% 16.48% Yield on Loans 3.18% 6.42% Yield on Loans 31.59% 52.42% Cost of Deposits -0.03% -0.32% Cost of Deposits -17.41% -35.95% Colombia 5.93% 4.16% Yield on Loans 9.28% 13.13% Cost of Deposits -3.35% -8.97% Peru 5.52% 6.34% Yield on Loans 6.10% 8.61% Cost of Deposits -0.57% -2.26% (1) FC: Foreign Currency.

05 Stages breakdown by business areas

2Q23 Results 39 Stages breakdown by business areas CREDIT RISK BUSINESS BREAKDOWN BY AREA (JUN-23, € M) Gross Accumulated Gross Accumulated Gross Accumulated BBVA GROUP Exposure impairments SPAIN Exposure impairments MEXICO Exposure impairments Stage 1 386,711 2,107 Stage 1 173,820 426 Stage 1 82,048 1,139 Stage 2 34,772 2,181 Stage 2 17,373 641 Stage 2 6,153 588 Stage 3 14,691 7,409 Stage 3 8,058 3,496 Stage 3 2,230 1,155 Gross Accumulated SOUTH Gross Accumulated TURKEY Exposure impairments AMERICA Exposure impairments Stage 1 42,363 187 Stage 1 41,159 323 Stage 2 4,652 451 Stage 2 4,711 415 Stage 3 2,056 1,361 Stage 3 2,086 1,247 Gross Accumulated Gross Accumulated Gross Accumulated COLOMBIA Exposure impairments PERU Exposure impairments ARGENTINA Exposure impairments Stage 1 14,516 69 Stage 1 18,399 182 Stage 1 3,723 31 Stage 2 1,504 135 Stage 2 2,472 210 Stage 2 367 29 Stage 3 757 529 Stage 3 1,089 551 Stage 3 81 66

06 Exposure to Covid-related loans and Commercial Real Estate

2Q23 Results    41 Exposure to Covid-related loans backed by State guarantees and Commercial Real Estate COVID-RELATED LOANS, SPAIN AND PERU COMMERCIAL REAL ESTATE (OUTSTANDING LOANS AS OF JUN’23) (GROUP’s CRE EAD, %, AS OF JUN’23)    10.4 Bn€1 0.8 Bn€ c.9.6 Bn€2 of which of which 60% Retail 58% Retail c.2% over Total 40% Wholesale 42% Wholesale Credit EAD 76% 92% guaranteed by the State guaranteed by the State Note: data according to management information (1) In Spain, if we also consider undrawn credit lines, BBVA Spain has granted a total of 23.6 billion € ICO loans as of Jun, 2023 (of which 10.4 billion € is the outstanding drawn amount). (2) Group’s CRE Exposure At Default (EAD) within the wholesale portfolio.

07 ALCO Portfolio, NII Sensitivity and LCRs & NSFRs

2Q23 Results    43 ALCO Portfolio ALCO PORTFOLIO BREAKDOWN BY REGION (€ BN) Amort Cost Fair Value (HTC) (HTC&S) (duration Jun-23 (€BN) (€BN) incl. hedges) South America 0.3 6.3 1.2 years Turkey 5.7 2.4 3.3 years Mexico 7.1 10.2 2.1 years Euro 21.9 13.6 2.6 years (1) Spain 15.8 6.7 Italy 3.2 4.2 Rest 2.9 2.7 (1) Figures exclude SAREB senior bonds (€4.3bn as of Jun-22, €3.9bn as of Mar-23 and Jun-23) and High Quality Liquid Assets portfolios (€10.1bn as of Jun-22, €7.6bn as of Mar-23 and €3.3bn as of Jun-23) EURO ALCO PORTFOLIO MATURITY PROFILE EURO ALCO YIELD HTC PORTFOLIOS2 (€ BN) (Jun-23, %) (% TBV, Jun-23) % NET UNREALIZED LOSSES TO TBV 3.0% c.1% (2) Note: includes ALCO and any other HTC bond exposure, including hedges.

2Q23 Results    44 NII sensitivity to interest rates movements ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS(1) (TO +100 BPS INTEREST RATES INCREASE, %) +5 /10% +2.5% EURO BALANCE MEXICO(2) (+1.6% for MXN SHEET BALANCE SHEET) (1) NII sensitivities to parallel interest rates movements as of May-23, using our dynamic internal model. (2) Mexico NII sensitivity for +100 bps breakdown: MXN sensitivity +1.6%; USD sensitivity +0.9%

2Q23 Results    45 Liquidity and funding ratios BBVA GROUP AND SUBSIDIARIES LCR & NSFR (JUN-23) LCR NSFR Loan To Total Group 189% / 148%1 132% Deposits BBVA, S.A. 174% 123% 89% Mexico 180% 136% 99% 2 Turkey 228% 175% 76% S. America 3 >100% >100% 96% All countries (1) Using a more restrictive criterion on this ratio (limiting the LCRs of all of BBVA, S.A.’s subsidiaries to 100%), the resulting consolidated ratio reaches 148%. (2) Bank-only. (3) S. America. Both LCR and NSFR significantly above the 100% requirements at a Group level and in all banking subsidiaries

08 CET1 Sensitivity to market impacts

2Q23 Results    47 CET1 Sensitivity to market impacts1 TO A 10% CURRENCY DEPRECIATION 2 TO A 10% DECLINE IN TELEFONICA’S (JUN-23) SHARE PRICE (JUN-23) MXN -9bps -3 bps TRY -3bps TO +100 BPS MOVEMENT IN THE SPANISH SOVEREIGN BOND (JUN-23) USD +18bps -10 bps (1) CET1 sensitivity considering the FL capital ratio as of June 30th, 2023. (2) This sensitivity does not include the cost of capital hedges, which are currently estimated at 1 bp per month for MXN and 1 bp per month for TRY.

9 CET1 YTD evolution & RWAs by business area

2Q23 Results    49 Capital YtD evolution CET1 FULLY-LOADED – BBVA GROUP YTD EVOLUTION (%, BPS) 1 2 (1) Includes the reversal of the NPL backstop deduction (+19 bps) in January 2023, resulting in a P2R increase of +21 bps. (2) Includes, among others, minority interests, market related impacts, regulatory impacts and the credit in OCIs that offsets the debit in P&L due to the hyperinflation accounting.

2Q23 Results    50 Risk-weighted assets by business area Fully-Loaded RWAs Breakdown by business area (€M, current) Jun-22 Mar-23 Jun-23 Spain 108,913 116,550 116,767 Mexico 73,869 78,316 85,111 Turkey 51,055 58,683 50,672 South America 49,641 47,341 50,144 Argentina 7,344 7,910 7,309 Chile 1,939 2,367 2,316 Colombia 16,834 15,450 17,787 Peru 20,344 18,460 19,396 Others 3,180 3,153 3,337 Rest of business 34,389 33,725 32,728 Corporate Center 12,775 13,983 12,066 BBVA Group 330,642 348,598 347,488

10 Book Value of the main subsidiaries

2Q23 Results    52 Book Value of the main subsidiaries1,2 € BN; JUN-23 Mexico 18.6 Turkey 6.1 Colombia 1.6 Argentina 1.4 Peru 1.3 Chile 0.3 Venezuela 0.1 (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associated to each subsidiary has been deducted from its Book Value (2) Turkey includes Garanti BBVA subsidiaries

11 TBV per share & dividends evolution

2Q23 Results    54 Shareholders’ return: TBV per share & dividends evolution TBV PER SHARE & DIVIDENDS1 (€ PER SHARE) TBV Dividends +15.1% 2 2 2 2 (1) 2022 figures restated for IFRS17. Including the deduction of the whole Share Buy Back program. (2) October 2022 dividend per share paid (0.12€) and April 2023 dividend per share paid (0.31€)

12 MREL

2Q23 Results 56

Sound MREL position

POSITION AS OF JUN-23

(% RWA[1])

MREL REQUIREMENT[2] + CBR


24.78%
CBR: 3.32%
MREL
21.46%
28.05%
Total Requirement
Eligible instruments 3

M-MDA Buffer 326 bps (6.8€bn)

SUBORDINATION REQUIREMENT + CBR


16.82%
CBR: 3.32%
Subordination
13.50%
22.90%
Total Requirement
Eligible instruments 3

Subordination Buffer 607 bps (12.6€bn)

Note: Preliminary Data.
(1) Position as of June 2023 as % LRE: MREL 11.25% (vs 7.27% Requirement); Subordination 9.18% (vs 5.61% Requirement).
(2) On June 14, 2023, BBVA announced the reception of a new MREL Requirement applicable from Jan 1st 2024 (22.11% RWA and s Subordination Requirement of 13.50% RWA). As of June 30, 2023, BBVA already comfortably complies with these new requirements.
(3) Own funds and eligible liabilities to meet both MREL in RWAs or subordination requirement in RWAs, as applicable, and the combined capital buffer requirement, which would be 3.32%, without prejudice to any other buffer that may apply at any time. The CBR includes the update of the CCyB calculated on the basis of exposures as of June 2023. The M-MDA buffer stands at 398bps (€20.5bn) in LRE.

>80% of MREL eligible with subordination > or = to SNP

13 Digital metrics

2Q23 Results    58 Digital metrics mobile customers & digital sales MOBILE CUSTOMERS DIGITAL SALES—UNITS (MILLION CUSTOMERS, %) % OF TOTAL SALES YTD, # OF TRANSACTIONS) +38% DIGITAL SALES—PRV2 % OF TOTAL SALES YTD, PRV) CUSTOMER PENETRATION RATE1 62.2% 68.5% 72.0% Note: data excludes USA, Paraguay and Chile. (2) Product Relative Value as a proxy of lifetime economic representation of units sold. (1) Mobile customer penetration rates over active clients.

BBVA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: July 28, 2023
By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón
Title: Authorized representative